[Wilson Sonsini Goodrich & Rosati, P.C. Letterhead]

July 16, 2012

Via EDGAR and Overnight Delivery

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Barbara C. Jacobs Mark P. Shuman Gabriel Eckstein

Re:	Splunk Inc. Registration Statement on Form S-1 Filed June 27, 2012 File No. 333-182384

Ladies and Gentlemen:

        On behalf of Splunk Inc. (the "Company"), we submit this letter in response to the comment from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") received by letter dated July 3, 2012, relating to the Company's Registration Statement filed with the Commission on June 27, 2012 ("Registration Statement").

        On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 1 to the Registration Statement ("Amendment No. 1"), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 1 (against the Registration Statement filed on June 27, 2012). Amendment No. 1, as filed via EDGAR, is marked as specified in Item 310 of Regulation S-T.

        In this letter, we have recited the prior comment from the Staff in italicized, bold type and have followed it with the Company's response.

Exhibit Index, page II-6

1.
Item 601(b)(101)(i) of Regulation S-K requires that you include an interactive data file as an exhibit if a registration statement contains a price or price range. In the case of shelf offerings, at-the-market offerings, and secondary offerings, a registration statement is considered to include a price or price range for purposes of Item 601(b)(101)(i) when filed. Even if a price is not included at effectiveness, eventual disclosure regarding price satisfies the requirement in Item 501(b)(3) and therefore Item 601(b)(101(i) applies. Please include an exhibit 101 in your next amendment.

        In response to the Staff's comment, we have included an interactive data file as Exhibit 101 in Amendment No. 1 to the Registration Statement.

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Securities and Exchange Commission
July 16, 2012

        Please direct your questions or comments regarding the Company's responses to Jeffrey D. Saper or me at (650) 493-9300. Thank you for your assistance.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Jon C. Avina Jon C. Avina

cc:	Leonard R. Stein, Esq. Scott A. Morgan, Esq. Splunk Inc.
Jeffrey D. Saper, Esq. Wilson Sonsini Goodrich & Rosati, P.C.
Martin A. Wellington, Esq. Sarah K. Solum, Esq. Davis Polk & Wardwell LLP